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Exhibit

Exhibit            Description

99.1                 Announcement on 2020/12/29: Represent major subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD to announce the resolution of Extraordinary Shareholders’ Meeting

99.2                 Announcement on 2021/01/06: To announce related materials on acquisition of facilities

99.3                 Announcement on 2021/01/12: To announce related materials on acquisition of intangible assets

99.4                 Announcement on 2021/01/13: UMC will convene Q4 2020 Investor Conference

99.5                 Announcement on 2021/01/15: To announce related materials on disposal of common shares of Hut 8 Mining Corp.

99.6                 Announcement on 2021/01/20: To announce related materials on acquisition of machinery and equipment

99.7                 Announcement on 2021/01/27: UMC announced its operating results for the fourth quarter of 2020

99.8                 Announcement on 2021/01/08: December Revenue

99.9                 Announcement on 2021/01/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent major subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD to announce the resolution of Extraordinary Shareholders’ Meeting

1. Date of the special shareholders meeting: 2020/12/29

2. Important resolutions:

(1) Approved to guarantee subsidiary UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

(2) Approved the appointment of Certified Public Accountants

3. Any other matters that need to be specified: NA

Exhibit 99.2

To announce related materials on acquisition of facilities

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): facilities

2. Date of occurrence of the event: 2021/01/05~2021/01/06

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,125,000,000;

total transaction price: NT$1,125,000,000

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

TAI ENERGY CO., LTD.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price

The decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of intangible assets

1. Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.): Software license

2. Date of occurrence of the event: 2020/04/10~2021/01/12

3. Amount, unit price, and total monetary amount of the transaction:

Transaction volume: one batch;

average unit price: NT$630,283,269;

total transaction price: NT$630,283,269

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

SYNOPSYS INTERNATIONAL LIMITED, TAIWAN BRANCH.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor’s rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): NA

8. Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition): NA

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term

10. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

11. Net worth per share of the Company's underlying securities acquired or disposed of: NA

12. Cumulative no. of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment: NA

13. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present: NA

14. Broker and broker’s fee: None

15. Concrete purpose or use of the acquisition or disposal: For R&D

16. Any dissenting opinions of directors to the present transaction: NA

17. Whether the counterparty of the current transaction is a related party: No

18. Date of the board of directors’ resolution: NA

19. Date of ratification by supervisors or approval by the Audit Committee: NA

20. Whether the CPA issued an unreasonable opinion regarding the current transaction: NA

21. Name of the CPA firm: NA

22. Name of the CPA: NA

23. Practice certificate number of the CPA: NA

24. Whether the transaction involved in change of business model: No

25. Details on change of business model: NA

26. Details on transactions with the counterparty for the past year and the expected coming year: Depending on the Company’s operation requirements

27. Source of funds: Working capital

28. Any other matters that need to be specified: None

Exhibit 99.4

UMC will convene Q4 2020 Investor Conference

1. Date of institutional investor conference: 2021/01/27

2. Time of institutional investor conference: 17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference:

UMC Q4 2020 Financial and Operating Results

5. Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on disposal of common shares of Hut 8 Mining Corp.

1. Name of the securities: Common shares of Hut 8 Mining Corp.

2. Trading date: 2020/11/11~2021/01/15

3. Amount, unit price, and total monetary amount of the transaction:

Trading volume: 4,000,000 shares;

Unit price: NTD 77.54;

Total monetary amount: NTD 310,146,209

4. Gain (or loss) through disposal (not applicable in case of acquisition of securities):

NTD 232,074,341

5. Relationship with the underlying company of the trade: None

6. Current cumulative amount held, monetary amount, and shareholding percentage of cumulative holdings of the securities being traded (including the current trade), and status of any restriction of rights (e.g. pledges):

Cumulative volume: 0 shares;

Monetary amount: NTD 0;

Percentage of holdings: 0%;

Status of any restriction of rights: None

7. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

Ratio of total assets:37.84%;

Ratio of shareholder’s equity:55.39%;

Working capital as shown in the most recent financial statement: NTD 64,101,527,000

8. Concrete purpose of the acquisition or disposal: Financing operation

9. Any dissenting opinions of directors to the present transaction: NA

10. Whether the counterparty of the current transaction is a related party: No

11. Trading counterparty and its relationship with the Company: NA

12. Date of the board of directors’ resolution: NA

13. Date of ratification by supervisors or approval by the audit committee: NA

14. Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2020/12/09~2021/01/20

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,573,748,403;

total transaction price: NT$1,573,748,403.

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.7

UMC announced its operating results for the fourth quarter of 2020

1. Date of occurrence of the event: 2021/01/27

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Fourth Quarter 2020 Results

Robust demand in 4Q20 propels utilization to 99%; GM reaches 23.9%

Company posts 2020 net income of NT$29.19 billion or NT$2.42 EPS

Fourth Quarter 2020 Overview:

‧Revenue: NT$45.30 billion (US$1.59 billion)

‧Gross margin: 23.9%; Operating margin: 12.4%

‧Revenue from 28nm: 18%

‧Capacity utilization rate: 99%

‧Net income attributable to stockholders of the parent: NT$11.20 billion (US$393 million)

‧Earnings per share: NT$0.92; earnings per ADS: US$0.162

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the fourth quarter of 2020.

Fourth quarter consolidated revenue was NT$45.30 billion, which increased from NT$44.87 billion in 3Q20. Compared to the previous year, 4Q20 revenue was up 8.2% YoY from NT$41.85 billion in 4Q19. Consolidated gross margin for 4Q20 was 23.9%. Net income attributable to the stockholders of the parent was NT$11.20 billion, with earnings per ordinary share of NT$0.92.

Jason Wang, co-president of UMC, said, “Our business traction in Q3 carried over into Q4, lifting utilization rate to 99% and raising wafer shipments to 2.3 million 8-inch equivalents. The stable capacity utilization was driven by robust end market demand from consumer and computing related applications such as WiFi, Digital TV, micro-controllers, and power management IC. For full year 2020, UMC’s revenue grew 26% in USD while operating income surged to NT$22.01 billion, reflecting solid utilization rates across both 8” and 12” facilities and optimization of our blended product mix. In particular, our enhanced 12" product mix primarily resulted from the substantial pick-up in 28nm wafer business as well as our successful integration of USJC’s 12" operations.”

Co-president Wang continued, “Looking into the first quarter, stable demand outlook will lead to an incremental increase in wafer shipments and blended ASP in USD. However, due to the continuing unfavorable foreign exchange rate, we anticipate the appreciation of the NT dollar will offset more than half of the implied growth projected for 1Q. For full year 2021, UMC continues to share the foundry industry’s positive view in wafer demand. Hence, we will continue with the company’s disciplined and measured capex strategy by allocating a budget of US$1.5 billion to accommodate the strong demand outlook in advanced technologies.”

Co-president Wang added, “In terms of corporate sustainability, UMC first launched its Corporate Sustainability Committee in the domestic semiconductor industry in 2008, adhering to the vision of “people-oriented, symbiosis with the environment, and co-prosperity with the society,” and is committed to the promotion of the ESG (environment, society, governance) three-dimensional sustainability concept. Among them, in terms of environmental sustainability, UMC regards climate change, water and energy management issues as challenges and opportunities for the company. In 2020, UMC revealed its "Green 2025" environmental protection goals to achieve 15% water saving, 15% electricity saving, 25% waste reduction, and 65% reduction in fluorine-containing greenhouse gases. Given Taiwan’s lack of rainfall over the past few months, water conservation and water recycling have become increasingly important themes in helping communities cope with longer-term droughts. By 2025, UMC anticipates the company’s efforts in water and wastewater management will reduce water consumption per product unit by 15% compared to 2015. We will continue to enhance our competitiveness and ensure that continuous and effective water conservation management is conducted in our wafer manufacturing operations to increase the recovery and reuse of water resources.”

First Quarter 2021 Outlook & Guidance

‧Wafer Shipments: To increase by approximately 2%

‧ASP in USD: To increase by 2-3%

‧Gross Profit Margin: To be in the mid-20% range

‧Capacity Utilization: 100%

‧2021 CAPEX: US$1.5 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A

Exhibit 99.8

United Microelectronics Corporation

January 8, 2021

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of December 2020.

1)	Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
December	Net sales	15,287,969	13,370,032	1,917,937	14.35%
Year-to-Date	Net sales	176,820,914	148,201,641	28,619,273	19.31%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	10,519,100	5,752,000	22,076,146

Note: On February 26, 2020 and December 16, 2020, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 370 million. The actual amount lent to USC(Xiamen) as of December 31, 2020 was US$ 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	19,122,525	15,425,242	99,342,655

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020 and December 16, 2020, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 373 million and CNY¥ 1,969 million.

4)	Financial derivatives transactions :

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	2,331,260	0
Fair Value	0	0	58	0
Net profit (loss) from Fair Value	0	0	58	0
Written-off Trading
Contracts	0	0	11,090,473	0
Realized profit (loss)	0	0	25,769	0

Exhibit 99.9

United Microelectronics Corporation

For the month of December, 2020

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of November 30, 2020	Number of shares as of December 31, 2020	Changes

Executive Vice President

Senior Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

	Ming Hsu Oliver Chang TS Wu M L Liao S S Hong Francia Hsu Mindy Lin Eric Chen S F Tzou Le Tien Jung Osbert Cheng Ji Fu Kung Pang Min Wang	2,653,000 1,605,589 1,591,809 3,540,809 1,066,406 1,371,000 1,657,925 1,615,000 1,799,108 960,000 795,000 907,741 302,126	2,553,000 1,483,589 1,572,809 3,190,809 616,406 1,321,000 1,643,925 1,550,000 1,679,108 880,000 755,000 827,741 221,126	(100,000) (122,000) (19,000) (350,000) (450,000) (50,000) (14,000) (65,000) (120,000) (80,000) (40,000) (80,000) (81,000)
2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of November 30, 2020	Number of shares as of December 31, 2020	Changes
--	--	--	--	--